Issuer Free Writing Prospectus filed pursuant to Rule 433(f)
Registration No. 333-169563
Issuer Free Writing Prospectus dated November 30, 2010

Great-West Life & Annuity Insurance Company

Free Writing Prospectus Published or Distributed by Media

On November 29, 2010, Pensions & Investments, an internet website publication focused on retirement products, published an article on 403(b) products that referenced the offering covered by the registration statement on Form S-1 filed by Great-West Life & Annuity Insurance Company (the “Company”) with the Securities and Exchange Commission (the “SEC”) on September 24, 2010 (the “Registration Statement”). The article also includes quotes from Chris Cumming, Senior Vice-President of Great-West Retirement Services, a unit of the Company. The full text of the article is reproduced below.   The article was not prepared by or reviewed by the Company prior to its publication. The publisher of the article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by this publisher concerning the Company.  You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement the Company filed with the SEC on September 24, 2010, the final prospectus to be subsequently filed with the SEC and any related prospectus supplement. In particular, you should carefully read the risk factors described in the preliminary prospectus, in the final prospectus, in any related prospectus supplement and in the documents incorporated by reference in the preliminary prospectus, the final prospectus and any related prospectus supplement. The Registration Statement has not been declared effective by the SEC and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC. Statements in the article that are not attributed directly to Mr. Cumming or that conflict with the Company’s public filings with the SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.   The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-537-2023.

* * * *

403(b)

Guaranteed lifetime withdrawal benefit gaining traction with hospitals

Annuity-like offering can fill gap left by out-of-favor defined benefit plans

A new product could offer some relief to hospitals unable to assume all the liabilities of their defined benefit plans.

Hospitals have been caught in the middle of a number of trends that have made it increasingly difficult in recent years to meet the obligations of their defined benefit plans. Americans are living longer at the same time that defined benefit plans are becoming prohibitively expensive for employers in the non-profit sector to maintain.

Defined benefit plans are employer-sponsored retirement plans in which employee benefits depend on factors like salary history and duration of employment, rather than returns on invested funds. Employers may sometimes have to dip into earnings when investments are down to provide retirement benefits to employees. As the economic crisis has deepened and as plans have gotten more and more expensive, it has become increasingly difficult for hospitals to assume the liabilities of their plans.

"Defined benefit plans were absolutely killing hospitals," said Chris Cumming, senior vice president at Great-West Retirement Services®. "The 2008 and 2009 stock market crash absolutely killed them because they have to put more money into their plan."

Unlike other non-profit organizations that qualify under 403(b), hospitals also offer retirement plans to forprofit doctor groups. The result is the ability to provide both 403(b) and 401(k) plans. Often, hospitals offer 403 (b) plans as supplemental programs to defined benefit plans.

"About 40% to 50% of hospitals still have defined benefit plans, which promise a portion of a paycheck for the rest of your life," according to Mr. Cumming, who said such programs originated as a way to reward loyal nurses and caregivers years ago.

Hospitals have found it increasingly difficult to fund the defined benefit plans. To cope, employers can either curtail their formulas or prevent new employees from participating in the plans. They can also freeze or terminate them as long as the plan is funded to a sufficient level. If the stock market returns to a healthy level in the near term, it could help fully fund defined benefit plans and allow employers to eventually terminate them.

Distributions for life

To help non-profits adjust to the new environment, vendors have been working on alternative products that could promise guaranteed lifetime distributions. Insurance companies are trying to reproduce the advantages of predictable income for life within 403(b) plans.

One product that offers such a promise is a guaranteed lifetime withdrawal benefit. "It's a new product that can be found in 403(b) or 401(k) instead of defined benefit plans," Mr. Cumming said. "Participants should turn to these products as an alternative to defined benefit plans."

A guaranteed lifetime withdrawal benefit ensures participants the ability to withdraw a minimum amount throughout their retirement lifetime regardless of the performance of their investment. The guarantee is typically a set percentage of the participant's market value at retirement. The percentage increases the longer the payments are delayed by the participants. Generally participants are not allowed to begin taking guaranteed distributions before a certain age, usually 55.

Even if the value of a participant's investment drops because of poor performance, withdrawals will still be calculated based on the original value, regardless of any decline. If a participant passes away, their beneficiaries will receive the account balance based on market value less any withdrawals.

As with a defined benefit plan, a guaranteed lifetime withdrawal benefit protection provides annuities, which are fixed payments of roughly 5% to 6%, paid at regular intervals for the rest of a participant's life.

The guaranteed lifetime withdrawal benefit overcomes some of the traditional objections to regular annuities. An annuity from an insurance company requires participants to turn over their account balances in exchange for guaranteed payments for life. If they die shortly after doing so, they would have given up their entire account balance for a limited number of payments. With a guaranteed lifetime withdrawal benefit, plan participants always retain ownership of their principal.

The guaranteed lifetime withdrawal benefit is administered by plan sponsors, but insurance companies are the primary drivers behind its creation. Insurance companies also bear the burden of paying annuities, while participants are responsible for paying the associated fees.

Prudential Retirement has been in the market with a guaranteed lifetime income product since 2006. "When a participant approaches retirement, they can choose to buy risk protection," said Jamie Kalamarides, senior vice president of retirement strategies and solutions for Prudential Retirement. "It is a product that has a targetdate fund as a core investment." Prudential Retirement's guaranteed lifetime income product is called IncomeFlex™ and is available in both the 401(k) and 403(b) markets.

Perfect hedges

Target-date funds are mutual funds invested in a mix of stocks, bonds and cash equivalents according to a selected time frame based on a participant's forecasted retirement. With a guaranteed lifetime withdrawal benefit, insurance companies protect the principal balance in a target-date fund by hedging the underlying investments of the fund. "They are invested in index funds and they are hedged," Mr. Cumming said. "Basic indexes can be hedged almost perfectly."

Great-West has already rolled out its guaranteed lifetime withdrawal benefit product into 401(k) plans.

Great-West plans to offer the new product to new and existing customers. So far, according to industry research, "about 10% of hospitals are considering these types of funds," Mr. Cumming said. "I think it will take off very quickly."

There are still some challenges facing the industry. Questions remain concerning the transfer of such products from one employer to another. "We wrestled with the portability aspect, because when you leave an employer you can't bring it with you to another employer," said David Ray, vice president of strategic sales at TIAACREF. TIAA-CREF has chosen not to offer the guaranteed lifetime withdrawal benefit yet for that reason.

Even so, Ray said he believes the idea of offering annuities is key to solving income shortfalls in the retirement industry. "We absolutely believe that the option to annuitize is an important option to have in a plan," he said. "The industry is grappling with it."

There are similar portability problems when plan sponsors change providers. As is the case when participants change employers, participants pay a fee for the lifetime distribution guarantee but may lose their investment base and guarantee if the plan switches to a provider not offering the guaranteed lifetime withdrawal benefit.

These problems may be short-lived. As the new product gains popularity, it's likely the will to resolve such issues will increase.

403(b) SPONSORS

The content and articles of this website are a special advertising supplement and are not created, written or produced by the editors of Pensions & Investments and do not represent the views or opinions of the publication or its parent company, Crain Communications Inc.

Pensions & Investments

711 Third Avenue, New York, NY 10017

Copyright © 2010 Crain Communications Inc. All rights reserved.

* * * *